Exhibit 97.1

TE Connectivity plc Incentive-Based Compensation Recovery Policy

The Board of Directors (the “Board”) of TE Connectivity plc (the “Company”) has adopted this policy (the “Policy”) to provide for the recovery of erroneously awarded incentive-based compensation received by certain current and former executive officers who received such compensation during the three fiscal years preceding the date on which the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws as specified in this Policy. This Policy supplements any requirements imposed pursuant to applicable law or regulations, any clawback or recoupment provision in the Company’s other recoupment policies, plans, awards and individual employment or other agreements, and any other rights or remedies available to the Company, including termination of employment.  If such other policy provides that a greater amount of such compensation shall be subject to clawback, such other policy shall apply to the amount in excess of the amount subject to clawback under this policy.

This Policy is intended to comply with the requirements of Section 303A.14 of the Listed Company Manual of the New York Stock Exchange (the “NYSE”).

Administration:  The Board or the Management Development and Compensation Committee (the “Compensation Committee”), if delegated to it by the Board, will administer and interpret this Policy and make all determination for the administration of this Policy. Any determinations made by the Board or the Compensation Committee, if delegated to it by the Board, will be final, binding and conclusive on all affected individuals.

Statement of Policy: Following the occurrence of a Recoupment Trigger (as defined below), the Company will recover reasonably promptly the Erroneously Awarded Compensation (as defined below) from the applicable Covered Individual(s) (as defined below), except as provided in this Policy.

Covered Individuals Subject to the Recovery Policy: The Policy is applicable to any current or former executive officer as defined by Section 303A.14 of the NYSE Listed Company Manual, who has received the subject Incentive-Based Compensation, after beginning service as an “executive officer” and who served as an executive officer at any time during the performance period covered by the Recoupment Period (together, “Covered Individuals”).

Recoupment Trigger for Accounting Restatements: A “Recoupment Trigger” will have occurred upon the earlier to occur of: (i) the date the Board, the Audit Committee of the Board, or the officer or officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.  For the purposes of this Policy, an “Accounting Restatement” means a restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are presented within the financial statements or filed with the Securities and Exchange Commission.

Recoupment Period: The Policy will apply to Incentive-Based Compensation received during or the three completed fiscal years immediately preceding the date on which a Recoupment Trigger occurs (the “Recoupment Period”). In addition to these last three completed fiscal years, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following such three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

Compensation “Received”. Incentive-Based Compensation is deemed to have been “received” by a Covered Individual in the fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the applicable award occurs after the end of that period.  Notwithstanding anything to the contrary contained herein, the only compensation subject to this Policy is Incentive-Based Compensation “received” by Covered Individuals on or after October 2, 2023 and while the Company had a class of securities listed on a national securities exchange or a national securities association.

Incentive-Based Compensation Subject to Recoupment. Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (“Incentive-Based Compensation”) will be subject to this Policy. A “Financial Reporting Measure” is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

Erroneously Awarded Compensation. In the event of a Recoupment Trigger, the Board or the Compensation Committee, if delegated to by the Board, will seek to recover from any applicable Covered Individual an amount of Incentive-Based Compensation received that exceeds the amount that otherwise would have been received by such Covered Individual had it been determined based on the restated amounts, computed without regard to any taxes paid (the “Erroneously Awarded Compensation”). For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, (A) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received and (B) the Company will maintain documentation of that reasonable estimate and provide such documentation to the NYSE.

Limited Exceptions. The Company must recover Erroneously Awarded Compensation in compliance with this Policy, except to the extent that the conditions of paragraphs (c)(1)(iv)(A),

(B) or (C) of NYSE Rule 303A.14, are met and the Compensation Committee, or a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.

Method of Recoupment:  The Board or the Compensation Committee, if delegated to by the Board, will determine in its sole discretion how the Company will effect any reimbursement or recovery pursuant to this Policy, including, but not limited to the following: (1) seeking repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) canceling any outstanding vested or unvested or unpaid award (whether cash- or equity-based) previously granted to the Covered Individual; (4) withholding payment of future increases in compensation (including payment of any permissible discretionary bonus payments or amounts) or grants of compensatory or equity awards that otherwise would have been made in accordance with the Company’s applicable compensation practices or decisions; or (5) any combination of the foregoing.

No Fault. Incentive-Based Compensation is subject to recoupment under this Policy even if the Accounting Restatement was not due to any misconduct or failure of oversight on the part a Covered Individual.

Amendment or Termination of Policy:  The Board or the Compensation Committee, if delegated to by the Board, may alter or amend the Policy at any time, including to incorporate any obligations of recoupment under applicable law.

Indemnification.  The Company is prohibited from indemnifying any Covered Individual against the loss of Erroneously Awarded Compensation.

Validity and Enforceability. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. This Policy is intended to comply with, shall be interpreted to comply with, and shall be deemed automatically amended to comply with Section 303A.14 of the NYSE Listed Company Manual, and any related rules or regulations promulgated by the SEC or NYSE including any additional or new requirements that become effective after October 2, 2023.

Adopted by the Board of Directors on September 30, 2024